[CROWE CHIZEK AND COMPANY LLC LETTERHEAD]

April 28, 2005

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in Items 4.01, Section (a), parts (i), (ii), (iv) and (v) of Form 8-K of Group 1 Automotive, Inc. 401(k) Savings Plan dated January 19, 2005 and filed April 28, 2005, and are in agreement with those statements. We have no basis on which to agree or disagree with the statements made in part (iii) of Section (a) and in Section (b) of Item 4.01.

/s/Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
South Bend, Indiana

cc:	Mr. Brooks O’Hara Plan Administrator and Plan Administrative Committee Chair

Group 1 Automotive, Inc. 401(k) Savings Plan